

June 5, 2012

Via E-mail
Alceu Duilio Calciolari
Chief Executive Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

>   **Re: Gafisa S.A.**
>   **Form 20-F for the Year Ended December 31, 2009**
>   **Filed March 10, 2010**
>   **Form 20-F/A for the Year Ended December 31, 2009**
>   **Filed May 30, 2012**
>   **File No. 1-33356**

Dear Mr. Calciolari:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP